BARD EMPLOYEES' SAVINGS TRUST 401(k) PLAN
EMPLOYEE IDENTIFICATION NUMBER: 22-1454160
PLAN NUMBER: 003

FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2000 AND 1999
TOGETHER WITH AUDITORS' REPORT

INDEX

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Retirement Committee of the Bard
Employees' Savings Trust 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Bard Employees' Savings Trust 401(k) Plan as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 2000 and 1999, and the changes in its net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 2000 and reportable transactions for the year ended December 31, 2000, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Roseland, New Jersey
May 21, 2001

BARD EMPLOYEES' SAVINGS TRUST 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2000 AND 1999

	2000	1999
INVESTMENTS, at market value	$149,272,896	$142,455,113
INVESTMENTS, at contract value – Bard Investment Contracts Fund	-	15,474,749
EMPLOYER AND PARTICIPANT CONTRIBUTIONS RECEIVABLE	467,395	526,065
Net assets available for benefits	$149,740,291	$158,455,927

The accompanying notes to financial statements are an integral part of these statements.

BARD EMPLOYEES' SAVINGS TRUST 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2000

ADDITIONS:	
Investment income-	
Interest and dividend income	$ 4,303,200
Interest income, participant loans	298,326
	4,601,526
Contributions-	
Employer	3,093,129
Participant	12,098,913
	15,192,042
ASSET TRANSFERS IN	98,098
Total additions	19,891,666
DEDUCTIONS:	
Payments of benefits	14,398,955
Net depreciation in fair value of investments	14,208,347
Total deductions	28,607,302
Net decrease	(8,715,636)
NET ASSETS AVAILABLE FOR BENEFITS:	
Beginning of year	158,455,927
End of year	$149,740,291

The accompanying notes to financial statements are an integral part of this statement.

BARD EMPLOYEES' SAVINGS TRUST 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999

1. <u>PLAN DESCRIPTION</u>

The following description of the Bard Employees' Savings Trust 401(k) Plan (the "Plan") is provided for general information purposes. Participants of the Plan should refer to the Plan document for more detailed and complete information.

<u>General</u>

The Plan is a defined contribution plan for which contributions are made by C. R. Bard, Inc. (the "Company") and Plan participants. Effective January 1, 1998, Company matching contributions were designated as an employee stock ownership plan within the meaning of Section 4975(e)(7) of the Internal Revenue Code (the "Code"). This portion of the Plan invests primarily in qualifying employer securities. All domestic employees of the Company, not covered by a collective bargaining agreement, who have been scheduled for 1,000 hours of service and have attained the age of 21, are eligible to participate in the Plan.

This Plan is subject to the provisions of the Employee Retirement Income Act of 1974 (ERISA).

<u>Contributions</u>

Plan participants may elect to make tax deferred contributions through payroll deductions between 1% and 18% of their compensation, as defined by the Plan. Compensation eligible for contributions to the Plan includes base pay, overtime and commissions. The Company matches 100% of participants' contributions up to the first 2% of their compensation and 25% of contributions between 2% and 4% of their compensation. The Company may elect, at its discretion, to make additional matching contributions. However, matching contributions (when aggregated with elective deferral contributions) are not to exceed the maximum tax deductible amount, in accordance with current Federal tax regulations.

As of December 31, 2000, participants may direct their contributions to be invested in any of the following investment funds:

<u>Vanguard 500 Index Fund</u> -- Seeks to provide long-term growth of capital and income from dividends by holding all of the 500 stocks that make up the unmanaged Standard & Poor's 500 Composite Stock Price Index, a widely recognized benchmark of U.S. stock market performance.

<u>Vanguard International Growth Fund</u> -- Seeks to provide long-term growth of capital by investing in stocks of high-quality, seasoned companies based outside the United States. Stocks are selected from more than 15 countries.

<u>Vanguard LifeStrategy Conservative Growth Fund</u> -- Seeks to provide a high level of income and moderate long-term growth of capital and income by investing in five Vanguard funds: a domestic stock fund, an international stock fund, two bond funds, and an asset allocation fund. The fund's asset allocation ranges are expected to be 25%-50% stocks, 50%-75% bonds, and 0%-25% cash investments.

<u>Vanguard LifeStrategy Growth Fund</u> -- Seeks to provide long-term growth of capital by investing in four other Vanguard funds: a domestic stock fund, an international stock fund, a bond fund, and an asset allocation fund. The fund's asset allocation ranges are expected to be 65%-90% stocks, 10%-35% bonds, and 0%-25% cash investments.

BARD EMPLOYEES' SAVINGS TRUST 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999

Vanguard LifeStrategy Moderate Growth Fund -- Seeks to provide a reasonable level of income and long-term growth of capital and income by investing in four Vanguard funds: a domestic stock fund, an international stock fund, a bond fund, and an asset allocation fund. The fund's asset allocation ranges are expected to be 45%-70% stocks, 30%-55% bonds, and 0%-25% cash investments.

Vanguard Prime Money Market Fund -- Seeks to provide high income and a stable share price of $1 by investing in short-term, high-quality money market instruments issued by financial institutions, nonfinancial corporations, the U.S. government, and federal agencies.

Vanguard PRIMECAP Fund -- Seeks long-term growth of capital by investing in stocks of companies with above-average prospects for continued earnings growth, strong industry positions, and skilled management teams.

Vanguard Total Bond Market Index Fund -- Seeks to provide a high level of interest income by attempting to match the performance of the unmanaged Lehman Brothers Aggregate Bond Index, which is a widely recognized measure of the entire taxable U.S. bond market.

Vanguard Wellington Fund -- Seeks to provide income and long-term growth of capital without undue risk to capital by investing about 65% of its assets in stocks and the remaining 35% in bonds.

Vanguard Retirement Savings Trust – Seeks to provide collective investment of assets of tax-exempt pension and profit-sharing plans, primarily in a pool of investment contracts that are issued by insurance companies and commercial banks and in contracts that are backed by high quality bonds, bond trusts, and bond mutual funds.

Bard Common Stock Fund -- Seeks to provide the potential for long-term growth through increases in the value of the stock and reinvestment of its dividends.

Bard Investment Contracts Fund -- Seeks to provide a high level of income and a stable unit value of $1 in most cases. The fund invests in a diversified portfolio of investment contracts issued by insurance companies and other financial institutions.

All employee contributions are fully vested and nonforfeitable. Participants may transfer or redirect their contributions each day that the New York Stock Exchange is open for business. Company contributions are invested solely in the Bard Common Stock Fund and may be made in cash or Company stock.

The Plan provides for various investment options in investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term.

Forfeitures

At December 31, 2000, forfeited nonvested accounts totaled $189,963. These accounts will be used to reduce future Company matching contributions. Also, in 2000, employer contributions were reduced by $433,624 from forfeited nonvested accounts.

BARD EMPLOYEES' SAVINGS TRUST 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999

Vesting

Participants are vested in the Company's matching contribution as follows:

Years Participated in Plan	% Vested
Under 2	0%
2 but < 3	25%
3 but < 4	50%
4 but < 5	75%
5 or more	100%

Participants that have five years or more of service are immediately 100% vested in the Bard matching contribution, regardless of participation.

Loans

Participants may borrow from their account balances with interest charged at the prime rate. A participant may borrow up to one-half of their vested account balance, limited to $50,000. The loan must be repaid pursuant to a fixed payment schedule not to exceed five years from the date of the loan, unless such loan is for the purchase of a primary residence, in which case the loan may be repaid within fifteen years.

Income Allocations

Investment income for an accounting period shall be allocated to participants' accounts in proportion to the total of their respective account balances at the beginning of such accounting period plus any contributions or loan repayments credited to the account during the period.

Distributions

Participants will receive the full amount of their vested account balance when one of the following events occurs: normal retirement, termination of service, death or disability. Early withdrawals are permitted at the participant's request after attainment of age 59-1/2. Certain hardship withdrawals are also permitted. Distributions may be made in a lump sum payment or in a series of installments over three to ten years.

2. SUMMARY OF SIGNIFICANT
     ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

BARD EMPLOYEES' SAVINGS TRUST 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999

Valuation of Investments

Investments in the Vanguard 500 Index Fund, the Vanguard International Growth Fund, the Vanguard LifeStrategy Conservative Growth Fund, the Vanguard LifeStrategy Growth Fund, the Vanguard LifeStrategy Moderate Growth Fund, the Vanguard Prime Money Market Fund, the Vanguard PRIMECAP Fund, the Vanguard Total Bond Market Index Fund, the Vanguard Wellington Fund, Vanguard Retirement Savings Trust and the Bard Common Stock Fund are in the form of units of participation within the account with the unit value of each account calculated periodically by the Trustee reflecting transaction gains and losses, appreciation or depreciation of the market value of the account investments, interest and dividends. The net appreciation (depreciation) in market value of investments is based on the beginning of the year market value or value at the time of purchase during the year and is included in the statement of changes in net assets available for benefits.

The Bard Investment Contracts Fund (the "Fund") is a pooled fund which is reported on the financial statements at contract value, which approximates fair value, as determined by the Trustee. The average yields of the Fund for the years ended December 31, 2000 and 1999 were 6.8% and 5.67%, respectively. The crediting interest rate was 3.95% and 6.38% as of December 31, 2000 and 1999, respectively. This rate is determined periodically by the Trustee based on the Fund's holdings. As of December 31, 2000 and 1999, there were no valuation reserves related to the Fund. As the Fund matured August 24, 2000, all assets were transferred to the Vanguard Retirement Savings Trust. The valuation of the Vanguard Retirement Savings Fund is a pool of investment contracts in which fair value approximates contract value.

Plan Administration

Under a trust agreement dated January 1, 1998, Vanguard Fiduciary Trust Company is the appointed Trustee of the Plan and administers the Plan's assets together with the income therefrom. All expenses incurred for the Plan by the Trustee and the Company may be either paid by the Company or from the assets of the Plan. Substantially all expenses of the Plan were paid by the Company during 2000.

Basis of Accounting

Accounting records maintained by the Trustee are on the accrual basis of accounting. Investment transactions are recorded on a trade date basis. The Plan had no assets not having a readily determinable market value as of December 31, 2000 and 1999.

Tax Status

The Internal Revenue Service has determined and informed the Plan sponsor by a letter dated December 1, 1999, that the Plan is designed in accordance with applicable sections of the Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's legal counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, they believe that the Plan was qualified and the related trust was tax exempt as of the financial statement date.

Payments of Benefits

Benefits are recorded when paid.

BARD EMPLOYEES' SAVINGS TRUST 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999

3. <u>INVESTMENTS</u>

The following presents investments that represent 5% or more of the Plan's net assets as of year-end-

	December 31	
	2000	1999
Vanguard 500 Index Fund, 433,424 and 487,146 units, respectively	$ 52,817,105	$ 65,925,438
Bard Common Stock Fund, 3,053,019 and 3,126,660 units, respectively	45,154,156	52,621,683
Vanguard PRIMECAP Fund, 308,352 and 123,671 units, respectively	18,618,271	7,676,246
Vanguard Retirement Savings Trust, 14,937,426 and 0 units, respectively	14,937,426	0
Investment Contract Fund, 0 and 15,474,749 units, respectively	0	15,474,749

During 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $14,208,347 as follows-

Common stock	$ 5,976,563
Mutual funds	8,231,784
	$ 14,208,347

4. <u>RELATED PARTY TRANSACTIONS</u>

As of December 31, 2000 and 1999, the Plan holds 969,754 and 992,862 shares, respectively, of C. R. Bard, Inc. common stock, respectively, with a market value of $45,154,156 and $52,621,683 at December 31, 2000 and 1999, respectively. Certain Plan investments are shares of various funds managed by Vanguard Fiduciary Trust Company. Vanguard Fiduciary Trust Company is the trustee of the Plan and, therefore, these transactions are considered related party transactions.

5. <u>PLAN TERMINATION</u>

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of Employee Retirement Income Security Act of 1974. In the event of plan termination, participants will become fully vested in their account balances.

BARD EMPLOYEES' SAVINGS TRUST 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999

6. NON-PARTICIPANT DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating non-participant directed investments is as follows-

	December 31	
	2000	1999
C.R. Bard, Inc. common stock 969,754 and 992,862 shares, respectively	$ 45,154,156	$ 52,621,683
Contribution receivable	152,495	206,450
	$ 45,306,651	$ 52,828,133

	Year Ended December 31, 2000
Changes in net assets:	
Contributions	$ 4,728,732
Net depreciation in fair value of investments	(5,976,563)
Other additions	30,163
Payments of benefits	(3,644,474)
Participant loan withdrawals	(541,312)
Asset transfers out	(1,900)
Transfers to participant-directed investments	(2,116,128)
	$ (7,521,482)

BARD EMPLOYEES' SAVINGS TRUST 401(k) PLAN SCHEDULE I

EIN #22-1454160 PLAN #003
ITEM 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AS OF DECEMBER 31, 2000

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investments including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
*	Vanguard Retirement Savings Trust The Vanguard Group	Units of participation in Vanguard Retirement Savings Trust 14,937,426 units, $1.00 per unit	$ 14,937,426	$ 14,937,426
*	Vanguard 500 Index Fund The Vanguard Group	Units of participation in Vanguard 500 Index Fund 433,424 units, $121.86 per unit	43,802,110	52,817,105
*	Vanguard International Growth Fund The Vanguard Group	Units of participation in Vanguard International Growth Fund 89,047 units, $18.87 per unit	1,832,822	1,680,313
*	Vanguard LifeStrategy Conservative Growth Fund The Vanguard Group	Units of participation in Vanguard LifeStrategy Conservative Growth Fund 42,798 units, $14.70 per unit	630,902	629,137
*	Vanguard LifeStrategy Growth Fund The Vanguard Group	Units of participation in Vanguard LifeStrategy Growth Fund 86,489 units, $19.59 per unit	1,681,079	1,694,319
*	Vanguard LifeStrategy Moderate Growth Fund The Vanguard Group	Units of participation in Vanguard LifeStrategy Moderate Growth Fund 108,879 units, $17.24 per unit	1,846,798	1,877,066
*	Vanguard Prime Money Market Fund The Vanguard Group	Units of participation in Vanguard Prime Money Market Fund 4,393,927 units, $1.00 per unit	4,393,927	4,393,927
*	Vanguard PRIMECAP Fund The Vanguard Group	Units of participation in Vanguard PRIMECAP Fund 308,352 units, $60.38 per unit	19,337,588	18,618,271
*	Vanguard Total Bond Market Index Fund The Vanguard Group	Units of participation in Vanguard Total Bond Market Index Fund 229,655 units, $9.96 per unit	2,285,963	2,287,360
*	Vanguard Wellington Fund The Vanguard Group	Units of participation in Vanguard Wellington Fund 60,492 units, $28.21 per unit	1,771,914	1,706,487

BARD EMPLOYEES' SAVINGS TRUST 401(k) PLAN SCHEDULE I

EIN #22-1454160 PLAN #003
ITEM 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
(CONTINUED)
AS OF DECEMBER 31, 2000

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investments including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
*	Bard Common Stock Fund The Vanguard Group	Units of participation in Bard Common Stock Fund 3,053,019 units, $14.79 per unit	$ 32,157,507	$ 45,154,156
	Other Participant Loans	With interest rates ranging from 7.24% to 9.55% and maturing through 2015	3,477,329	3,477,329
			$ 128,155,365	$ 149,272,896

The accompanying notes to financial statements are an integral part of this schedule.

*Represents a party-in-interest.

BARD EMPLOYEES' SAVINGS TRUST 401(k) PLAN SCHEDULE II

EIN #22-1454160 PLAN #003
ITEM 4j - SCHEDULE OF REPORTABLE TRANSACTIONS (A)
FOR THE YEAR ENDED DECEMBER 31, 2000

(a) Identity of Party Involved	(b) Description of Assets (including interest rate and maturity in the case of a loan)	(c) Number of Transactions	(d) Purchase Price	(e) Selling Price	(f) Cost of Asset	(g) Current Value of Asset on Transaction Date	(h) Net Gain (Loss)
The Vanguard Group	Bard Common Stock Fund	Purchases 332	$ 10,309,957	$ -	$ -	$ 10,309,957	$ -
The Vanguard Group	Bard Common Stock Fund	Sales 721	-	11,800,921	9,780,890	11,800,921	2,020,031

The accompanying notes to financial statements are an integral part of this schedule.

(A) Reportable transactions are those purchases and sales of the same security which individually or in the aggregate exceed 5% of Plan assets at January 1, 2000.